TLC Ventures Corp.
Suite 1250 – 999 West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

TLC VENTURES SUBSIDIARY OPTIONS 70% INTEREST
IN CARGO GOLD-COPPER PROJECT, NSW, AUSTRALIA

December 28, 2006	TSX-V: TLV

Vancouver, British Columbia: Edward Farrauto, President and CEO of TLC Ventures Corp. (“TLC Ventures” or the “Company”) (TLV: TSX-V) is pleased to announce that the Company’s 96.3% controlled subsidiary Cybele Resources (Australia) Pty Ltd. (“Cybele”) has entered into a farm-in agreement with Sydney-based exploration company Golden Cross Operations Pty Ltd. (“GCO” or “Golden Cross”) on their Cargo gold-copper project, New South Wales, Australia. GCO is a wholly owned subsidiary of publicly-listed Golden Cross Resources Ltd (ASX: GCR).

Farm-in Agreement

Under the terms of the agreement Cybele can acquire a 70% direct interest in the Cargo Exploration License #5238 from GCO by spending AUD$5.0 million on exploration and development over 4 years. Cybele has committed to a minimum AUD$250,000 expenditure in the first year of the agreement with subsequent annual minimum expenditures being at the election of Cybele as follows: Year 2: AUD$750,000, Year 3: AUD$1,500,000 and Year 4: AUD$2,500,000. Expenditures in excess of these amounts can be accumulated and carried forward. Once Cybele confirms its 70% interest in the Cargo project, subsequent program budgets would be funded 70% by Cybele and 30% by GCO, unless GCO elects to withdraw. In this event Cybele could acquire a further 30% interest from GCO and GCO would be entitled to a royalty from future production. Completion of the transaction is subject to TSX Venture Exchange approval.

Project Location

The Cargo porphyry gold-Copper property is road accessible and is located approximately 35 km southwest of the city of Orange in central New South Wales, Australia. Cargo Exploration License (EL 5238) covers 60 square kilometres and is located within prospective Ordovician volcanic rocks of the Lachlan Fold Belt which contain several porphyry-related gold-copper deposits including the Cadia Hill-Ridgeway gold-copper mines operated by Newcrest Mining Limited. The Cadia Hill open pit and Ridgeway underground mines, located 13 km east of the Cargo property are one of Australia’s largest gold and copper mining operations with combined annual production of 614,832 ozs gold and 62,147 tonnes copper (Newcrest Mining 2006 Annual Report; gold and copper production for the 12 months ending June 30, 2006).

Geology and Mineralization

The Cargo property covers a portion of the Cargo Intrusive Complex, a suite of quartz monzonite and diorite stocks that intrude a sequence of Ordovician-aged andesitic volcanic rocks. The Cargo porphyry system is concentric and is characterized by a core of intrusive rocks containing copper and molybdenum mineralization and an outer arcuate zone of magnetite and pyrite-altered volcanic rocks containing gold-bearing hydrothermal breccias and quartz veins. Previous exploration on the Cargo property by Golden Cross and others has identified a number of near surface and deeper gold and copper targets that will be drill tested by Cybele during 1Q/2007.

Cybele Phase I Drill Program

Near Surface Target

The most intensely altered rocks at Cargo are located southeast and along strike of all the principal holes drilled to date. This untested area extends approximately 400 metres to the Essex Prospect where previous drilling returned gold intercepts including 4.1 g/t Au over 14 metres, 5.63 g/t Au over 9 metres and 9.53 g/t Au over 6 metres. Cybele will complete up to 6 drill holes totaling 1650 metres to test for new zones and extensions of the known, near-surface gold and copper mineralization.

Deeper Targets

Geophysical surveys indicate that two zones of high relative magnetic susceptibility coincide with the most intensely altered rocks at surface on the Cargo property. These magnetic highs may be related to particularly intense potassic (magnetite) alteration similar to that which hosts the nearby Cadia Hill-Ridgeway gold-copper deposits. Previous shallow drilling in the vicinity of the magnetic anomalies has intercepted significant porphyry gold and copper mineralization with historic intercepts including 0.43% Cu, 0.23 g/t Au over 187 metres, and 0.50% Cu, 0.22 g/t Au over 108 metres. The magnetic highs located beneath these zones of intense alteration and gold-copper mineralization will be tested by two deep diamond drill holes totaling up to 1600 metres.

Cybele is currently completing a thorough compilation of all technical data on the Cargo property including the investigation of additional zones of gold and copper mineralization. Cybele is anticipating that RC and diamond drilling of high priority gold-copper targets on the Cargo property will begin during the first quarter of 2007.

TLC Ventures Corp. is an exploration and mine development company focused on the acquisition, advancement and development of world-wide precious and base metal assets. In addition to our on-going exploration programs in Canada, Australia and the South-West Pacific Islands, the Company is continuing to review development-stage gold and copper projects for acquisition.

TLC VENTURES CORP.

Signed “Edward Farrauto”

Edward Farrauto
President and CEO

For Further information contact:
Ryan King, Investor Relations
(604) 681-9944 Phone

http://www.tlcventurescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of TLC Ventures to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.